Mercedes-Benz Auto Receivables Trust 2014-1

Investor Report

Collection Period Ended   30-Sep-2014

Amounts in USD

Dates

Collection Period No.	3	
Collection Period (from... to)	1-Sep-2014	30-Sep-2014
Determination Date	10-Oct-2014	
Record Date	14-Oct-2014	
Distribution Date	15-Oct-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2014	15-Oct-2014 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2014	15-Oct-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	184,958,355.91	147,570,190.26	37,388,165.65	126.739545	0.500238
Class A-2 Notes	343,100,000.00	343,100,000.00	343,100,000.00	0.00	0.000000	1.000000
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**1,014,428,355.91**	**977,040,190.26**	**37,388,165.65**		

Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44	
Adjusted Pool Balance	1,153,299,937.71	1,043,260,854.35	1,005,872,688.70	
Yield Supplement Overcollateralization Amount	49,189,871.20	43,980,374.27	42,313,001.49	
Pool Balance	**1,202,489,808.91**	**1,087,241,228.62**	**1,048,185,690.19**	

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	27,743.75	0.094047	37,415,909.40	126.833591
Class A-2 Notes	0.430000%	122,944.17	0.358333	122,944.17	0.358333
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$543,822.84**		**$37,931,988.49**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	38,932,136.63	(1) Total Servicing Fee	906,034.36
Interest Collections	2,521,841.73	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	2,050.08	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	543,822.84
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	495.48	(6) Regular Principal Distributable Amount	37,388,165.65
Available Collections	41,456,523.92	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**41,456,523.92**	(9) Excess Collections to Certificateholders	2,618,501.07
		Total Distribution	**41,456,523.92**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	906,034.36	906,034.36	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	543,822.84	543,822.84	0.00
thereof on Class A-1 Notes	27,743.75	27,743.75	0.00
thereof on Class A-2 Notes	122,944.17	122,944.17	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	543,822.84	543,822.84	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	37,388,165.65	37,388,165.65	0.00
Aggregate Principal Distributable Amount	37,388,165.65	37,388,165.65	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	37.97
minus Net Investment Earnings	37.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	37.97
Net Investment Earnings on the Collection Account	457.51
Investment Earnings for the Collection Period	495.48

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	1.087.241.228.62	41.687
Principal Collections	25,480,342.68	
Principal Collections attributable to Full Pay-offs	13,451,793.95	
Principal Purchase Amounts	0.00	
Principal Gross Losses	123,401.80	
Pool Balance end of Collection Period	1,048,185,690.19	40,885
Pool Factor	87.17%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.65%
Weighted Average Number of Remaining Payments	51.92	48.66
Weighted Average Seasoning (months)	11.34	14.75

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,045,836,213.18	40,814	99.78%
31-60 Days Delinquent	1,883,753.31	60	0.18%
61-90 Days Delinquent	288,073.98	6	0.03%
91-120 Days Delinquent	177,649.72	5	0.02%
Total	1,048,185,690.19	40,885	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	123,401.80
Principal Net Liquidation Proceeds	1,174.47
Principal Recoveries	0.00
Principal Net Losses	122,227.33
Cumulative Principal Net Losses	191,532.16
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.016%